Filing pursuant to Rule 425 under the Securities Act of
1933 and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934

Filer:  Precision Castparts Corp.

Subject Company:  SPS Technologies, Inc.
Exchange Act File Number of Subject Company:  1-4416

Q.                 Why are Precision Castparts Corp. (PCC) and SPS Technologies, Inc. (SPS) merging?

A.                 This acquisition strengthens PCC’s core business as a leading supplier of complex metal products for aerospace customers and provides significant cost-saving synergies.  Our two companies offer complementary aerospace products and rankings of first or second in most of their respective markets served. SPS further diversifies PCC’s revenues by providing exposure to new markets including automotive manufacturers.  With an improved cost structure, SPS will be able to attack its markets more aggressively and grow its businesses.  SPS operates manufacturing businesses that are well suited to PCC’s core competencies: enhancing efficiency and reducing costs in the manufacturing of complex metal components.

Q.                 What happens to management at the group and plant levels at SPS?  How many people will be laid off?  When?  Where?  What will happen to duplicate positions?

A.                 First, nothing can happen until the acquisition is completed, which requires regulatory and shareholder approval.  There will be duplicate positions in the corporate offices, and we expect that many — but not all — of SPS’s corporate positions will be eliminated.  Beyond that, PCC will continue to look at staffing to sales ratios at individual SPS facilities.  PCC’s first priority is to get to know the businesses and plants better as quickly as possible.  Decisions on staffing will be made only after review of profitability and business growth prospects for each facility.  Although PCC is very focused on taking costs out of its operations, that often means making processes more efficient to build a stronger base to grow the business, not just reducing head count.

Q.                 Will the Company change its name?

                              PCC recognizes the value of SPS’s brand names.  Most of the business names will stay the same as they are now.  Over time, plant signs and stationery will add a line identifying the business as a “PCC Company.”

Q.                 Will any facilities be shut down or sold?  Which ones?

A.                 It is difficult to tell at this point.  First, nothing can happen until the acquisition is completed, which will require regulatory and shareholder approval.  Further, as with staffing decisions, PCC’s first priority is to get to know the businesses and plants better as quickly as possible.  Decisions on closing or selling facilities will be made only after a review of each facility’s profitability and business growth prospects.

Q.                 The Companies have been clear there will be cost cutting.  Who primarily will be affected?

A.                 Again, apart from duplications in corporate positions, it is premature to talk about “who” will be affected.  PCC’s first priority is to get to know the businesses and plants better as quickly as possible.  Although PCC is very focused on taking costs out of its operations, cost cutting can come in ways other than staffing reductions.  PCC will be aggressively pursuing cost cutting alternatives across the board, including better purchasing leverage, reductions in material usage and scrap, and productivity improvements.

Q.                 What can employees expect in the interim?

A.                 First, nothing can happen until the acquisition is completed, which will require regulatory and shareholder approval. Before the closing, employees can expect members of PCC’s division management teams to be visiting SPS’s plants and reviewing plant operations to begin identifying operational goals for improved cost efficiencies and performance.  PCC’s first priority is to get to know the businesses and plants better as quickly as possible.  Goals and objectives will be communicated to employees in a number of ways, including employee meetings.

Q.                 Will contracts with key customers be affected by the merger?

A.                 It is PCC’s goal to confirm and strengthen contractual relationships with key customers.

Q.                 Will employees have to relocate as a result of the merger?

A.                 There may be opportunities in the future for some employees to transfer to other PCC facilities, but there is no plan to require relocations of SPS employees as a result of the merger.

Q.                 Will there be opportunities for both Companies’ employees in terms of jobs and relocation?

A.                 It is too early to know what specific opportunities might be available.  However, PCC has a history of notifying employees of some opportunities for salaried positions across its divisions and of encouraging employees to look at career advancement opportunities at other divisions.

Q.                 Will the wages change?  Will the benefits change?

A.                 PCC’s practice is to offer wages that are competitive in its individual business markets.  In most respects, benefits will be comparable to SPS’s.  Medical benefit costs, of course, are a problem for all employers today and it is a challenge to keep them affordable for both the company and employees, though in general SPS’s medical benefits are similar to PCC’s.

Q.                 What happens to employee’s pensions?  Will the matching for their 401(k) remain the same?

A.                 We expect these plans to continue.

Q.                 Will there be severance if employees are laid off?

A.                 PCC is still reviewing the programs and practices at the various SPS locations and has not made any decisions about changes or modifications to those programs or practices.

Additional Information About This Transaction

                        PCC and SPS will file a proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission. PCC and SPS will mail the proxy statement/prospectus to the SPS security holders. These documents will contain important information about this transaction, and we urge you to read these documents when they become available.

You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents free of charge from PCC at the PCC Corporate Center/Financial Documents section of www.precast.com or by contacting PCC Investor Relations at (503) 417-4850.  They may also be obtained under Financial Information in the Investor Relations section of www.spstech.com or by contacting SPS Investor Relations at (215) 517-2001.

Participants in This Transaction

                        PCC and SPS and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of PCC and SPS and information about other persons who may be deemed participants in this transaction will be included in the proxy statement/prospectus. You can find information about PCC’s executive officers and directors in PCC’s proxy statement (DEF14A) filed with the SEC on July 7, 2003. You can find information about SPS’s officers and directors in their proxy statement (DEF14A) filed with the SEC on March 31, 2003.  You can obtain free copies of these documents from the SEC, PCC, or SPS using the contact information above.